Obtaining Control of Credit Suisse Mid Cap Core Class B

As of October 31, 2006, State Street Bank & Trust Co. Cust for the R/O IRA of Stephen M. Doster (Shareholder) did not hold shares of the Fund. As of April 30, 2007, Shareholder owned
573.483 shares of the Fund, which represented 28.98% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.